August 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Nasreen Mohammed, Doug Jones, Scott Anderegg, and Dietrich King

Re:	Neuralbase AI Ltd. (f/k/a Viratech Corp.) Registration Statement on Form 10-12G Filed July 26, 2024 File No. 000-33325

Dear Commission Staff:

We are submitting this letter on behalf of Neuralbase AI Ltd. (f/k/a Viratech Corp.) (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 21, 2024, relating to the Company’s Registration Statement on Form 10-12G (File No. 000-33325) filed with the Commission on July 26, 2024, as amended (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Registration Statement on Form 10-12G

Explanatory Note, page 2

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. We further note your acknowledgement that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may wish to withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Response: We have taken your comment under advisement and will guide ourselves accordingly.

Description of Business, page 4

2. Please prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern. In addition, please disclose that your status as a development stage company, means that you have no or limited active business operations, no revenues, and no significant assets. Further, please disclose the amount of funding you will need to raise over the next 12 months to continue in business.

Response: The Registration Statement, as presently written, discloses in five distinct sections that our auditors have raised substantial doubt as to our ability to continue as a going concern. It is our objective belief that such disclosure rises to the level of “prominent” without necessitating further disclosure. While we are a development stage company, we have active business operations and are on the verge of generating revenue. Though we do have assets valued on our financial statements, our platform on www.multidoc.ai clearly places us within the scope of Footnote 172 as a “startup” company. We have included a section disclosing our capital requirements needed over the next 12 months to continue.

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3. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future products, please provide the status of development and indicate the timeframe for which you anticipate offering these products and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. In this regard, please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you.

Response: The Mulitdoc.ai Platform is our current operational platform, not a proposed business, and while we intend to develop future products, and we intend to continually develop and improve the Muitidoc.ai platform, we do not have any specifics development or future products worthy of discussion or disclosure. Our actual operations consist of everything discussed in relation to the Mulitdoc.ai platform. Additionally, we believe the bulk of the discussion relating to our business as set forth in the Registration Statement relate directly to the “the steps you have taken already, if any, to initiate your operations”.

4. We note your risk factor concerning your ability to protect your intellectual property. We further note that you will or have employed "a combination of trade secret, copyright, trademark and, to a lesser extent, patent laws, as well as confidentiality procedures and contractual provisions." Please revise your disclosure to detail the intellectual property protections you have employed and discuss the importance and duration of all material patents, trademarks and licenses held.

Response: We do not hold any patents or registered trademarks and we have clarified that we have not applied for any such protection (see “Risk Factors”). Additionally, as discussed in the aforementioned risk factor, “We generally do not elect to register our copyrights or the majority of our trademarks, relying instead on the laws protecting unregistered intellectual property, which may not be sufficient. In addition, our copyrights, and trademarks, whether or not registered, and patents, may be held invalid or unenforceable if challenged.” We generally do not seek formal intellectual property protections due to the generally cost prohibitive nature thereof. As for our trade secrets we employ such means available to us and generally acceptable in our industry, (i.e. non-disclosure agreements), where applicable.

Our business will depend on certain key personnel..., page 23

5. Identify by name the key personnel upon whom you depend. Also, expand to make this risk more specific to your company and explain why you face this risk.

Response: We have revised the filing to identify the key personnel we depend on, and to address why we face this risk.

We rely on consumer discretionary spending..., page 23

6. We note your risk factor concerning consumer discretionary spending. Based on your description of your business, this risk factor does not appear to be applicable to you. Either delete this risk factor or revise it in manner that it is applicable to your business.

Response: We have deleted this Risk Factor.

Liquidity and Capital Resources, page 26

7. Please clearly state how long you can satisfy your cash requirements based upon cash on hand and revenues from operations and explain whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to Item 303(a)(1) of Regulation S-K.

Response: We have included a section disclosing our capital requirements needed over the next 12 months to continue, to include the length of time that we can continue operations with cash on hand. Additionally, we have amended the Registration Statement to include a reasonably detailed discussion of our ability to continue in existence as a going concern and our ability or inability to generate sufficient cash to support operations during the next twelve months.

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Properties, page 28

8. Please disclose here the location of your principal executive office. In this regard, we note your current report on Form 8-K filed on August 16, 2024, in connection with the company name change, which lists a business address in Colombia. To the extent you operate your business from Colombia, please update your filing to discuss any material risks and uncertainties associated with operating from such location.

Response: We have added a Risk Factor relating to our senior management not residing in the United States and risks factors generally regarding doing business abroad. However, our primary product is an artificial intelligence based platform accessible from www.multidoc.ai.

Directors and Executive Officers, page 29

9. We note on page 30 you disclose that you have two independent directors. Please provide for them the information required by Item 401 of Regulation S-K.

Response: This was a typographical error which has been removed.

Certain Relationships and Related Transactions, and Director independence, page 30

10. We note that under the title "Transactions with Related Persons" you disclose "Not applicable." Please augment your disclosure to explain why this required disclosure is not applicable. In this regard, we note the May 16, 2024, Asset Purchase Agreement among you, Frank Gomez and Grupo FG SAS, which would appear to trigger disclosure under Item 404 of Regulation S-K.

Response: We have considered your comments, but Item 404 of Regulation S-K requires companies to disclose transactions with related persons, promoters, and certain control persons, which at the time of the transaction with Mr. Gomez, he was none of those individuals. Accordingly, we do not believe this transaction would be considered a transaction with Related Persons since Mr. Gomez only became a related person by nature of the transaction.

11. We note on page 30 you disclose that you have two independent directors. Please identify these directors by name and disclose the standards by which they are independent, as well as any other applicable information required by Item 407(a) of Regulation S-K.

Response: This was a typographical error which has been removed.

Recent Sales of Unregistered Securities, page 31

12. Please disclose the transactions by which the holders identified in the beneficial ownership table on page 28 received their securities. In this regard, we note there does not appear to be a Securities Act registration statement covering the issuance of securities to such holders. Please refer to Item 701 of Regulation S-K.

Response: We have amended the filing to indicate when the share were issues to those individuals, and as appropriate have amended the filing to indicate those issuances that fall under the purview of Item 701 of Regulation S-K, as requested.

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Financial Statements for the quarter ended March 31, 2024 (unaudited)

Notes to the Consolidated Financial Statements.

Note 9 - Subsequent Event, page F-20

13. You disclose you analyzed operations subsequent to March 31, 2024 to the date these financial statements were available to be issued and determined there were no material subsequent events to disclose. However, it appears the unwind transaction with Mr. Gopishetty and the Asset Purchase Agreement with Mr. Gomez each occurring on May 16, 2024 should be disclosed here. Please revise as appropriate.

 Response: We have added the below to the Notes to our Financial Statements for June 30, 2024 (unaudited):

“On May 16, 2024, the Company, Gopishetty, and Blackwell entered that an Unwind Agreement and Mutual Release (the “Unwind Agreement”), for the purpose of unwinding, and rendering void, the Purchase Agreement (“Original APA”) executed by and between the Company, Gopishetty, and Blackwell. The Parties have mutually and voluntarily agreed to unwind the transaction contemplated by the Original APA. Accordingly, the Company shall return all the Assets acquired pursuant to the terms and conditions of the Original APA once Gopishetty has cancelled, and returned to the Company’s treasury, the 9,000,000 restricted shares of the Company’s Series A Preferred Stock received per the terms of the Original APA.

Concurrently with the execution of the Unwind Agreement, on May 16, 2024, the Company entered into an Asset Purchase Agreement (“Purchase Agreement”), with Mr. Frank Gomez and Grupo FG SAS, which is the alter-ego of Mr. Gomez (the “Seller”). Grupo FG SAS does not currently conduct any business and was formed specifically to hold various proprietary Artificial Intelligence (“AI”) assets relating to that certain technology known as “Multidoc AI”. Multidoc AI is an artificial intelligence system that allows businesses and organizations to create their own AI assistants capable of resolving queries by extracting information from the universe of documents within the client company itself. Multidoc AI allows organizations to manage their own digital, scanned, or handwritten documents and when a queried, Multidoc AI not only resolves the request but also indicates from which paragraphs and documents it extracted the information to corroborate the answer accuracy (collectively, all assets held by Grupo FG and all related proprietary and non-proprietary technology, know-how, and all other facets of Seller’s operations are referred to as the “Acquired Assets”). The Company acquired the Acquired Assets in exchange for 9,000,000 restricted shares of the Company’s Series A Preferred Stock (the “Shares”) to be issued to Seller, or his assigns, concurrently with the closing of the Purchase Agreement. The Shares convert at a ratio of 1-for-50, meaning each share of Series A Preferred Stock converts into 50 shares of Common Stock, and the Shares carry voting rights equal to 500 times the number of shares of Common Stock into which shares of Series A Preferred Stock is then convertible, thus giving Seller voting control of the Company.”

General

14. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b- 2 under the Exchange Act, because you appear to have no or nominal operations and no or nominal assets. Accordingly, please prominently disclose your shell company status and disclosure the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis.

Response: We believe we are not a shell company for the following reasons:

The SEC, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has: (A) No or nominal operations; and (B) Either: (1) No or nominal assets; (2) Assets consisting solely of cash and cash equivalents; or, (3) Assets consisting of any amount of cash and cash equivalents and nominal other assets. This definition specifically was not meant to include development stage companies pursuing an actual business.

We are a development stage company, and even if we were we not considered a development stage company, we would still not be considered a shell company due to the fact we have more than no or nominal operations.

The definition above uses the word “and” after (A) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2). In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release. However, this can be a difficult proposition for a company in the early stages of development that has not generated significant revenues yet. Several commenters stated in the Release that they were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad. The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

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One can do an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business. In the instant case, the Company has been active in developing its business plan, and since inception, has had consistent, material ongoing operations by and through the Multidoc.ai Platform.

Some of the relevant factors that the Company finds pertinent to its classification as a development stage company, and not a “shell company” include: (i) a very specific business plan and purpose which required significant expertise and dedication from management to develop, (ii) conscionable plan of operations upon which it is executing, (iii) a clear revenue generation strategy, and (iv) the incurrence of operating expenses consistent with a Company that is in its development stage.

We believe the Company is a development stage company pursuing an actual business and firmly believe it is not a shell company and has more than “no or nominal operations,” and reiterates that the Release was clear in the definition of a “shell company” was not intended to capture virtually every company during its start-up phase, as addressed in footnote 172 to the Release.

Since inception management has been actively formulating and executing the Company’s business plan, crafting its corporate strategy, conducting market research, developing its brand, and marketing strategy, and various other tasks relating to the launch of an operating business by and through the Multidoc.ai Platform.

Accordingly, the Company and its management do not believe that we exhibit any of the characteristics of a “Shell” company, under Rule 405, and that the Company meets, and exceeds, the threshold of having more than no or nominal operations. The Release makes it clear that the SEC did not intend to capture a start-up company such as us, and that being a development stage company does not automatically make the Company a shell company.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned via email at info@viratechcorporation.com.

Thank you for your courtesies,

/s/ Frank Gomez
Frank Gomez, CEO

Cc: Jessica Lockett, Esq.

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